082-01209

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 31, 2009

GGL DIAMOND CORP.

Management's Discussion and Analysis

FOR THE SIX MONTHS ENDED MAY 31, 2009; INFORMATION AS OF JULY 27, 2009 UNLESS OTHERWISE STATED

The following discussion of the results of operations and financial condition of the Company for the second quarter ended May 31, 2009 should be read in conjunction with the consolidated financial statements for the periods ended May 31 and February 28, 2009, and the year ended November 30, 2008. The information reported here includes events taking place subsequent to the end of the second quarter, up to and including July 27, 2009.

GOLD PROPERTIES – PROVIDENCE GREENSTONE BELT

Following regulatory approval of the assessment work from the 2008 exploration season, GGL will have secured tenure on its key mineral claims on the Providence Greenstone Belt (PGB) property for up to an additional eight years. The PGB property, located approximately 250 kilometers north of Yellowknife, covers more than 389,000 acres and includes 180 mineral claims (including the Zip, Winterlake North and South, BP and GM claims) which are 100%-owned BY GGL.

Exploration work to date has confirmed and enhanced the potential for magmatic nickel deposits associated with komatiites and has also established that the PGB, in common with many greenstone belts, has the potential for VMS (copper, zinc, lead, silver and gold) deposits and for gold deposits associated with both iron formation and major structural shear zones.

Several new gold discoveries have been located on the PGB property. The gold values associated with one showing have assayed up to 42.7 gpt Au (1.25 oz/ton). Another has returned gold values up to 27.8 gpt Au (0.81 oz/ton).

Based on the recommendations of Aurora Geosciences Ltd. of Yellowknife, which was engaged to evaluate the PGB property, GGL has developed a two-year exploration program focused on these gold prospects and is now seeking the necessary financing.

GOLD PROPERTIES – MCCONNELL CREEK

GGL has submitted an Assessment Report which advances by ten years its claims on the McConnell Creek property in northern British Columbia. The property has known high-grade copper showings and several gold-bearing shear zones

DIAMOND PROPERTIES

Under the direction of Kennecott, GGL has contracted Aurora Geosciences Ltd. to conduct a gravity survey on lake and land-based targets on the Shoe 4 mineral claim, 45 kilometers west of the Diavik Diamond Mine, which hosts the potential for a cluster of diamondiferous kimberlites.

Due to an unusually late spring thaw a crew was not able to mobilize into the property until early June and was able to complete only a portion of the gravity survey due to inclement weather. The remainder of the geophysical program will be completed prior to the end of summer.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at May 31, 2009, the Company's deficit was $20,724,753.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. From Dec. 1, 2008 to May 31, 2009 the closing price of the Company's shares was between $0.02 and $0.09 (Dec. 1, 2007 to May 31, 2008 $0.175 to $0.27). There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at May 31, 2009, there were 9,958,333 stock options and 2,875,000 warrants outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors. Please see Subsequent Events section for updated share data and breakdown by expiry date.

Stock Option Plan

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

During the period ended May 31, 2009, the Company's Board of Directors approved and repriced 1,617,500 stock options granted May 1, 2007, July 31, 2007 and May 1, 2008 to the employees and consultants to $0.10 per common share. See Note 5 of the Consolidated Financial Statements for May 31, 2009. During the period the Company recorded $28,940 of stock based compensation expense for the repricing of stock options.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.ggldiamond.ca.

Overall performance/results of operations

As at May 31, 2009, the Company had incurred exploration costs on mineral properties of $226,938 (sampling $445; licences, recording fees and lease payments $31,122; salaries and wages $24,073; technical and professional services $154,620; transportation $5,678; surveying $6,500; and project supplies of $4,500). Exploration costs for the period ended May 31, 2009 are less than the same period in 2008 by $1,740,795 a decrease of 88.5%. Exploration costs were higher in 2008 than 2009 for all categories of expenditures. Due to current market conditions, the Company was unable to secure financing during the period to fund further exploration costs.

On a per project basis, the Company spent the $226,938 of exploration costs as follows: $(5,819) on the CH project, $20,674 on the Doyle Lake project, $51,316 on the McConnell Creek, $4,948 on the Fishback Lake Property and $155,819 on the Providence Greenstone Belt. The CH project costs are net of the $25,000 received from Kennecott Canada Exploration Inc. on signing of an exploration and option agreement on 73 of the CH claims. Please see note (d) under Acquisition and Disposition of Resource Properties and Write offs.

The Company reported a net loss of $1,852,243 for the period ended May 31, 2009 compared to a net loss of $848,424 for the period ended May 31, 2008. General administration and exploration expenses for the period ended May 31, 2009 were $164,830 compared to $1,147,314 for the period ended May 31, 2008 (a decrease of

85.7% from 2008 to 2009). The expenses would have been $100,000 higher if the Company had not signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration.

The decrease in expenses was primarily due to an overall decrease in all categories in order to preserve capital: office services and expenses (2009-$89,507; 2008-$110,585); consulting fees (2009-$33,741; 2008-$173,361); licences, taxes, insurance and fees (2009-$8,494; 2008-$15,978); legal and audit (2009-$4,826; 2008-$30,314); stock based compensation (2009-$28,940; 2008-$697,829) and shareholders' meetings and reports (2009- $1,760; 2008-$18,316). In 2008 there were higher consulting fees due to more time spent by management on corporate matters, a financial and advisory contract and payments to the Vice President of Administration. Licences, taxes, insurance and fees decreased in 2009 due to a partial refund of the insurance on the Yellowknife house and a decrease in the TSX Venture Annual Sustaining fee which is based on the closing price of the Company's shares at December 31 (2009 $0.03; 2008-$0.175). Stock based compensation decreased since no stock options were granted during the period and only the repricing of stock options occurred. Shareholders' meetings and reports decreased in 2009 due to a change in the annual general meeting date being in August 2009 this year instead of May as in the prior year (the costs will be incurred in the next period). Legal and audit costs were lower during the period also due to the change in the annual general meeting date from May to August 2009. General exploration costs were negative during the period ended May 31, 2009 due to the receipt of $100,000 for a non-exclusive licence agreement to use the Company's Slave Geological Province data set for diamond exploration.

For the period ended May 31 2009, the Company had a gain on the sale of property and equipment of $230,368 and $729 of interest income. The Company sold its Yellowknife House and some equipment for gross proceeds of $405,100. For the period ended May 31, 2008, the Company earned $53,427 of interest income. The Company does not have any revenues.

Acquisition and Disposition of Resource Properties and Write offs

During the period ended May 31, 2009:

(a) 19 Doyle (23,520 acres) mining leases were allowed to lapse and the related costs of $1,344,203 were written off. These are separate from the Doyle Lake Properties which are under the De Beers Agreement dated May 25, 1995 and the mining leases acquired in 2005 from Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Inc. The relinquished leases do not include the Doyle diamond-bearing kimberlite sill which is 100% owned by the Company.

(b) 8 Fishback Lake claims (16,260 acres) were allowed to lapse and the related costs of $402,375 were written off.

(c) 19 Providence Greenstone Belt claims (39,357 acres) were allowed to lapse and the related costs of $171,555 were written off.

(d) the Company signed an exploration and option agreement on 73 of its CH claims in the Northwest Territories. Kennecott Canada Exploration Inc. must make payments totalling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of 1.5% of the appraised value of all gem and industrial diamonds recovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value of all ores, minerals, metals and materials except diamonds, mined and removed from the property and sold or deemed to have been sold. The payments and both royalties are payable to the Company. The Company has received $25,000 to date.

Related Party Transactions

During the six months ended May 31, 2009, the Company was billed $31,641 (May 31, 2008 – $53,821) by one director for consulting fees and $43,359 (May 31, 2008 - $16,179) for technical and professional services. As at May 31, 2009, $141,260 was included in accounts payable for services rendered in 2008 to May 31, 2009 (May 31, 2008 - $45,117).

Commitments

In 2006, the Company entered into a three year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payment required under the agreement for 2009 is $39,722. The Company has not renewed its lease and is paying rent on a month to month basis.

Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"). The TSX-V's policies impose certain minimum capital requirements upon the Company. Due to current market conditions, the TSX-V is granting temporary relief from certain policy requirements on a case by case basis to listed issuers which are facing conditions of immediate or imminent financial hardship. The temporary relief period will expire September 30, 2009. The Company applied to the TSX-V and received temporary relief from the minimum six month working capital requirement.

Critical Accounting Policies

New accounting policies were introduced in 2009.

Adoption of New Accounting Policies

Current Changes in Accounting Policies

(a) Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook section 3064, "Goodwill and Intangible Assets", which will replace section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

(b) Going Concern – Amendments of Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with May 31, 2009. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	**May 31, 2009 ($)**	**February 28, 2009 ($)**	**November 30, 2008 ($)**	**August 31, 2008 ($)**	**May 31, 2008 ($)**	**February 29, 2008 ($)**	**November 30, 2007 ($)**	**August 31, 2007 ($)**
Total Revenues[1]	645	230,452	14,681	8,440	21,144	32,283	23,805	15,893
Net Income (Loss)[2]	(1,654,476)	(197,767)	(176,302)	359,815	(1,463,445)	615,021	(374,273)	(1,923,243)
Net income (loss) per share[2]	(0.011)	(0.001)	(0.000)	0.003	(0.011)	0.005	(0.003)	(0.016)

Note:

(1) The Company does not have any revenues, it earns interest income and has gains (losses) from the sale of property and equipment.
(2) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2009, 2008 or 2007. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the year, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season and the analysis of sample assays. Properties that will be abandoned are written off when management makes its decision to cease any further work (usually in the third and fourth quarters) which will increase the Net Loss.

Liquidity and Capital Resources

The Company does not have operating revenues and must finance its exploration activity by raising funds through joint ventures or equity financing. The exploration and subsequent development of the Company's properties depend on the Company's ability to obtain required financing. There is no assurance that additional funding will be available to allow the Company to fully explore its existing properties. The Company requires sufficient funds to complete further exploration work (see Management of Capital). Failure to obtain financing could result in delays or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its unproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising its required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had a working capital deficiency at May 31, 2009, of $124,074 compared with a working capital deficiency of $216,841 as at November 30, 2008., The working capital deficiency would have been greater if the Company had not sold its Yellowknife House at the end of January 2009 for $405,000 and signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration for $100,000.

The Company's current liabilities exceeded its current assets at period end due to the lack of financing available during the period. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

For the six months ended May 31, 2009, the Company recorded negative cash flow of $110,395 (2008 - $423,053) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from decreases in administration costs such as office services and expenses, licences, taxes and insurance, shareholders' meetings and reports, legal and audit and consulting fees. (See Overall performance/results of operations for further information.)

The Company's cash position as at May 31, 2009 was $188,731 (November 30, 2008 - $332,665). The decrease in cash position compared to November 30, 2008 was due principally to the lack of financing during the period.

During the period ended May 31, 2009, the Company has the following share purchase warrants outstanding:

Number of warrants	**Exercise Price**	**Expiry Date**
2,855,000	$0.30/$0.40	Aug. 13, 2010
20,000	$0.30/$0.40	Aug. 18, 2010
2,875,000		

See Note 4 of the Consolidated Financial Statements for May 31, 2009.

<u>Subsequent Events</u>

Subsequent to May 31, 2009, the Company announced in a press release dated July 17, 2009 that the Company intends to raise up to $1,400,000 by way of a non-brokered private placement. A combination of flow-through units at a price of $0.08 per unit and non-flow-through units at a price of $0.06 per unit will be sold. Each flow-through unit will consist of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share.

Each non flow-through unit will consist of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one non

flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year.

If the common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given. The Company may pay a finders fee to eligible finders of purchasers of units. Such fees will be paid in non flow-through common shares.

Outstanding Share data as at July 27, 2009:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	144,607,025

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	60,833	$0.20	Aug. 15, 2011
Options	100,000	$0.63	May 1, 2012
Options	830,000	$0.10	May 1, 2012
Options	2,150,000	$0.56	July 31, 2012
Options	725,000	$0.10	July 31, 2012
Options	62,500	$0.10	May 1, 2013
Options	700,000	$0.20	May 1, 2013
Options	3,450,000	$0.20	May 23, 2013
Options	25,000	$0.20	July 31, 2013
Total	9,958,333		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	2,855,000	$0.30/$0.40	Aug 13, 2010
Warrants	20,000	$0.30/$0.40	Aug 13, 2010
Total	2,875,000		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.ca. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2009

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended May 31, 2009.

GGL DIAMOND CORP.

Consolidated Balance Sheets as at
(Unaudited)

	May 31, 2009	November 30, 2008 (Audited)
ASSETS		
Current		
Cash	$ 188,731	$ 332,665
Amounts receivable	14,595	128,665
Prepaid expenses	12,280	21,762
	215,606	483,092
Unproven mineral interests (Note 3)	18,238,127	19,954,322
Property and equipment	224,487	424,362
	$ 18,678,220	$ 20,861,776
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 339,680	$ 699,933
Commitments (Note 9)		
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	35,211,782	35,211,782
Contributed surplus (Note 6)	3,851,511	3,822,571
Deficit	(20,724,753)	(18,872,510)
	18,338,540	20,161,843
	$ 18,678,220	$ 20,861,776

Subsequent events (Note 11)

On behalf of the Board:

"Raymond A. Hrkac"
Raymond A. Hrkac, Director

"Nick DeMare"
Nick DeMare, Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
(Unaudited)

	For the three months ended		For the six months ended	
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
Expenses				
Amortization	$ 528	$ 710	$ 1,053	$ 1,316
Consulting fees	19,678	76,102	33,741	173,361
Corporate relations	-	2,822	-	5,377
General exploration costs	34,728	36,297	(3,491)	90,790
Legal and audit	2,039	14,195	4,826	30,314
Licences, taxes, insurance and fees	(277)	1,841	8,494	15,978
Office services and expenses	43,909	52,885	89,507	110,585
Shareholders' meetings and reports	1,035	15,391	1,760	18,316
Stock-based compensation	28,940	690,425	28,940	697,829
Travel	-	1,352	-	3,448
Operating loss	(130,580)	(892,020)	(164,830)	(1,147,314)
Other income (loss)				
Foreign exchange loss	(218)	(585)	(378)	(655)
Gain on sale of property and equipment	-	-	230,368	-
Interest income	645	21,144	729	53,427
Other tax expense	-	(37,719)	-	(55,000)
Write off of property and equipment	-	-	-	(3,828)
Write off of exploration and unproven mineral interests	(1,524,323)	(558,417)	(1,918,132)	(558,417)
	(1,523,896)	(575,577)	(1,687,413)	(564,473)
Net loss before taxes	(1,654,476)	(1,467,597)	(1,852,243)	(1,711,787)
Future income tax recovery	-	4,152	-	863,363
Net loss for the period	(1,654,476)	(1,463,445)	(1,852,243)	(848,424)
Deficit, beginning of period	(19,070,277)	(17,592,578)	(18,872,510)	(18,207,599)
Deficit, end of period	$ (20,724,753)	$ (19,056,023)	$ (20,724,753)	$ (19,056,023)
Loss per share - basic and diluted	$ (0.011)	$ (0.011)	$ (0.013)	$ (0.006)
Weighted average number of common shares outstanding - basic and diluted	144,607,025	139,447,668	144,607,025	137,519,448

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.
Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	May 31, 2009	May 31, 2008
Cash flows used in operating activities		
Loss for the period	$ (1,654,476)	$ (1,463,445)
Adjustment for items not involving cash:		
- amortization of property and equipment	528	710
- amortization of exploration property and equipment	12,021	11,162
- future income tax recovery	-	(4,152)
- stock-based compensation	28,940	690,425
- write off of exploration and unproven mineral interests	1,524,323	558,417
	(88,664)	(206,883)
Change in non-cash working capital items:		
- amounts receivable	74,220	(71,187)
- prepaid expenses	4,355	(2,271)
- accounts payable and accrued liabilities	(78,138)	44,603
	(88,227)	(235,738)
Cash flows from financing activities		
Shares issued for cash	-	27,500
Share issuance costs	-	(3,414)
Principal reduction of mortgage loan	-	(4,594)
	-	19,492
Cash flows used in investing activities		
Additions to deferred exploration costs	(101,095)	(1,465,034)
Purchase of property and equipment	-	(12,127)
	(101,095)	(1,477,161)
Decrease in cash and cash equivalents	(189,322)	(1,693,407)
Cash and cash equivalents, beginning of period	378,053	3,125,091
Cash and cash equivalents, end of period	$ 188,731	$ 1,431,684

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the six months ended
(Unaudited)

	May 31, 2009	May 31, 2008
Cash flows used in operating activities		
Loss for the period	$ (1,852,243)	$ (848,424)
Adjustment for items not involving cash:		
- amortization of property and equipment	1,053	1,316
- amortization of exploration property and equipment	24,091	27,344
- future income tax recovery	-	(863,363)
- gain on sale of property and equipment	(230,368)	-
- stock-based compensation	28,940	697,829
- write off of property and equipment	-	3,828
- write off of exploration and unproven mineral interests	1,918,132	558,417
	(110,395)	(423,053)
Change in non-cash working capital items:		
- amounts receivable	114,070	(104,282)
- prepaid expenses	9,482	(669,569)
- accounts payable and accrued liabilities	(675,082)	127,951
	(661,925)	(1,068,953)
Cash flows from financing activities		
Shares issued for cash	-	80,250
Shares issued for cash – flow-through shares	-	4,014,500
Share issuance costs	-	(288,557)
Principal reduction of mortgage loan	-	(8,466)
	-	3,797,727
Cash flows used in investing activities		
Acquisition of unproven mineral interests	-	(66,429)
Additions to deferred exploration costs	87,891	(1,963,686)
Option payment received	25,000	-
Proceeds from sale of property and equipment	405,100	-
Purchase of property and equipment	-	(12,123)
	517,991	(2,042,238)
(Decrease) increase in cash and cash equivalents	(143,934)	686,536
Cash and cash equivalents, beginning of period	332,665	745,148
Cash and cash equivalents, end of period	$ 188,731	$ 1,431,684

Please see the notes accompanying these financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2008.

1. Nature and Continuance of Operations

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production. At May 31, 2009, the Company has a working capital deficiency of $124,074 and a deficit of $20,724,723.

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2. Adoption of New Accounting Policies

Current Changes in Accounting Policies

(a) Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook section 3064, "Goodwill and Intangible Assets", which will replace section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

(b) Going Concern – Amendments of Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

2. **Adoption of New Accounting Policies,** continued

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. **Unproven Mineral Interests**

	Balance November 30, 2008	2009 Mineral interests additions	2009 Exploration cost additions	2009 Written off	Balance May 31, 2009
Doyle Lake	$ 3,491,801	$ -	$ 20,674	$ (1,344,203)	$ 2,168,272
Fishback Lake	1,226,657	-	4,948	(402,375)	829,230
CH	7,734,437	-	(30,819)*	-	7,703,618
Providence Greenstone Belt	4,735,107	-	155,819	(171,555)	4,719,371
McConnell Creek	2,766,320	-	51,316	-	2,817,636
	$ 19,954,322	**$ -**	**$ 201,938**	**$ (1,918,133)**	**$ 18,238,127**

* See Note 3(b)

	Balance November 30, 2008	2009 Additions	2009 Written off	Balance May 31, 2009
Unproven mineral interests	$ 631,254	$ -	$ (74,379)	$ 556,875
Deferred exploration costs	19,323,068	201,938	(1,843,754)	17,681,252
	$ 19,954,322	**$ 201,938**	**$ (1,918,133)**	**$ 18,238,127**

3. Unproven Mineral Interests, continued

Exploration costs incurred during the six months ended:

	May 31, 2009	May 31, 2008
Chartered aircraft	$ -	$ 205,333
Sampling	445	87,745
Land use permits and reclamation bonds	-	76,400
Licences, recording fees and lease payments	31,122	81,786
Project supplies	4,500	220,264
Salaries and wages	24,073	122,663
Surveying	6,500	919,026
Technical and professional services	154,620	223,903
Transportation	5,678	30,613
	$ 226,938	**$ 1,967,733**

(a) Doyle Lake, Northwest Territories, Canada

(i) Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties, which consist of 5 claims and 3 fractional claims (12,972 acres);

(ii) the Company has 11 mining leases (25,579 acres) in the Northwest Territories from Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements which total 1.5% of net returns (gross revenues less permissible deductions); and

(iii) in addition, the Company holds 17 claims (16,206 acres) (Nov. 30, 2008 - 36 claims; 39,726 acres) in the Doyle Lake area that are not subject to the Agreement. 16 of these claims are leases. During the period, 19 (23,520 acres) mining leases were allowed to lapse and the related costs of $1,344,203 were written off. The relinquished leases do not include the Doyle diamond-bearing kimberlite sill which is 100% owned by the Company.

(b) CH, Northwest Territories, Canada

The Company signed an exploration and option agreement on 73 of its 121 CH claims in the Northwest Territories. Kennecott Canada Exploration Inc. must make payments totalling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of 1.5% of the appraised value of all gem and industrial diamonds recovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value of all ores, minerals, metals and materials except diamonds, mined and removed from the property and sold or deemed to have been sold. The payments and both royalties are payable to the Company. The Company has received the first payment of $25,000.

3. Unproven Mineral Interests, continued

(c) Fishback Lake, Northwest Territories, Canada

The Company owns 7 claims (13,301 acres) (Nov. 30, 2008 - 15 claims; 29,561 acres) in the Fishback Lake area. One of these claims is a mining lease. During the period, 8 claims (16,260 acres) were allowed to lapse and the related costs of $402,375 were written off.

(d) Providence Greenstone Belt, Northwest Territories, Canada.

The Company owns 133 claims (293,152 acres) (Nov. 30, 2008 - 152 claims; 332,509 acres) in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. During the period, 19 claims (39,357 acres) were allowed to lapse and the related costs of $171,555 were written off.

(e) General exploration, Northwest Territories, Canada

The Company signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration for $100,000 and will provide 500 hours of technical support at a price of $50,000 prepaid. As at May 31, 2009, $45,150 of the accounts payable and accrued liabilities represents 451.50 hours remaining of technical support.

4. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) 144,607,025 common shares issued (no changes during the period).

(c) 1,065,000 stock options expired unexercised (see Note 5).

(d) At May 31, 2009, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
2,855,000	$0.30/$0.40	Aug. 13, 2010
20,000	$0.30/$0.40	Aug. 18, 2010
2,875,000		

4. Share Capital, continued

Changes in warrants during the period ended May 31, 2009 are as follows:

	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	5,605,000	$0.24
Expired	(2,730,000)	$0.18
Outstanding, end of period	2,875,000	$0.30

5. Stock Options

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants which vest over one year. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

During the period ended May 31, 2009:

(a) 1,065,000 options expired unexercised;

(b) 830,000 stock options granted May 1, 2007 at an exercise price of $0.63 were repriced to $0.10 per share;

(c) 725,000 stock options granted July 31, 2007 at an exercise price of $0.56 were repriced to $0.10 per share; and

(d) 62,500 stock options granted May 1, 2008 at an exercise price of $0.20 were repriced to $0.10 per share.

	Shares	Weighted Average Exercise Price
Options outstanding as at Nov. 30, 2008	11,023,333	$0.35
Expired	(1,065,000)	$0.41
Options outstanding as at May 31, 2009	**9,958,333**	**$0.27**

2009 options exercisable	9,958,333	$0.27
2008 options exercisable	11,048,333	$0.35

5. Stock Options, continued

	2009	2008
Weighted average remaining contractual life	3.19 years	3.87 years
Weighted average fair value of options granted during the period	N/A	$0.19

Stock options outstanding at May 31, 2009 are as follows:

Security	Number	Exercise Price	Expiry Date
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	60,833	$0.20	Aug. 15, 2011
Options	100,000	$0.63	May 1, 2012
Options	830,000	$0.10	May 1, 2012
Options	2,150,000	$0.56	July 31, 2012
Options	725,000	$0.10	July 31, 2012
Options	62,500	$0.10	May 1, 2013
Options	700,000	$0.20	May 1, 2013
Options	3,450,000	$0.20	May 23, 2013
Options	25,000	$0.20	July 31, 2013
Total	**9,958,333**		

6. Contributed Surplus

Contributed surplus for May 31, 2009 and 2008 is comprised of:

	2009	2008
Balance, beginning of the period	**$ 3,822,571**	**$ 3,125,977**
Stock-based compensation on stock options	-	697,829
Stock-based compensation on repriced options	28,940	-
Stock options exercised	-	(6,500)
Balance, May 31,	**$ 3,851,511**	**$ 3,817,306**

7. Related Party Transactions

During the six months ended May 31, 2009, the Company was billed $31,641 (May 31, 2008 – $53,821) by one director for consulting fees and $43,359 (May 31, 2008 - $16,179) for technical and professional services. As at May 31, 2009, $141,260 was included in accounts payable for services rendered in 2008 to May 31, 2009 (May 31, 2008 - $45,117).

8. Segmented Information

The Company is involved in mineral exploration and development activities, which are conducted in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the six months ended May 31, 2009 and 2008.

9. Commitments

In 2006, the Company entered into a three year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payment required under the agreement for 2009 is $39,722. The Company has not renewed its lease and is paying rent on a month to month basis.

10. Comparative Figures

Certain 2008 figures have been reclassified to conform to the presentation used in the current period.

11. Subsequent Events

Subsequent to May 31, 2009, the Company announced in a press release dated July 17, 2009 that the Company intends to raise up to $1,400,000 by way of a non-brokered private placement. A combination of flow-through units at a price of $0.08 per unit and non-flow-through units at a price of $0.06 per unit will be sold. Each flow-through unit will consist of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share.

Each non flow-through unit will consist of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year.

If the common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, the Company may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given. The Company may pay a finders fee to eligible finders of purchasers of units. Such fees will be paid in non flow-through common shares.